--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
--------------------------------------------------------------------------------

                                    FORM 11-K


(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
    THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 1997


                                       OR


( ) TRANSITION REPORT PURSUANT TO 15(d) OF
    THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from .......... to ..........


Commission file number 1-4879
                       ------

               DIEBOLD, INCORPORATED RETIREE MEDICAL FUNDING PLAN
--------------------------------------------------------------------------------
                          FOR NEWARK HOURLY EMPLOYEES
--------------------------------------------------------------------------------
                            (Full title of the plan)
                            ------------------------



Diebold, Incorporated 5995 Mayfair Road P.O. Box 3077 North Canton, Ohio
--------------------------------------------------------------------------------
44720-8077
----------

(Name of issuer of the securities held by the plan and the address of its principal executive office)

                              REQUIRED INFORMATION


Audited plan financial statements and schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith in lieu of the requirements of an audited statement of financial condition and statement of income and changes in plan equity.




Financial Statements and Exhibits
---------------------------------


         A) The following financial statements and schedules are filed as part of this annual report:

               1) Statements of Net Assets Available for Benefits (with Fund Information) - December 31, 1997 and 1996

               2) Statements of Changes in Net Assets Available for Benefits (with Fund Information) - Years Ended December 31, 1997 and 1996

               3)    Notes to Financial Statements - December 31, 1997 and 1996

               4) Schedule 1 - Line 27 a - Schedule of Assets Held for Investment Purposes - December 31, 1997

               5) Schedule 2 - Line 27 d - Schedule of Reportable Transactions - Year Ended December 31, 1997



         B) The following exhibit is filed as part of this annual report:

               23.  Consent of Independent Auditors


All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because there is no information to report.

                          INDEPENDENT AUDITORS' REPORT

The Plan Administrator and Participants
Diebold, Incorporated Retiree Medical Funding Plan for Newark Hourly Employees


We have audited the accompanying statements of net assets available for benefits of Diebold, Incorporated Retiree Medical Funding Plan for Newark Hourly Employees as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Diebold, Incorporated Retiree Medical Funding Plan for Newark Hourly Employees as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended December 31, 1997 and 1996 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/KPMG Peat Marwick LLP
KPMG PEAT MARWICK LLP
Cleveland, Ohio
June 5, 1998

 DIEBOLD, INCORPORATED RETIREE MEDICAL FUNDING PLAN FOR NEWARK HOURLY EMPLOYEES
     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS (WITH FUND INFORMATION)
                                DECEMBER 31, 1997


                                                             PARTICIPANT DIRECTED
                                    ----------------------------------------------------------------------------------
                                     MANAGED      COMPANY   GROWTH      EQUITY                 INVESTMENT   RETIREMENT       TOTAL
                                      INCOME        STOCK  COMPANY       INDEX      BALANCED    GRADE BOND  GOVERNMENT        ALL
                                     PORTFOLIO      FUND     FUND        FUND         FUND       FUND         FUND           FUNDS
                                    ----------- ---------- --------- ----------- -----------  ----------- ----------  -------------

Assets:
 Investments
  Guaranteed Investment Contracts -
    Fidelity Managed Income
    Portfolio                          $ 48,915   $     --  $     --  $      --   $       --   $       --   $     --   $     48,915

  Equities -
   Diebold, Incorporated
    Common Shares                            --    470,964        --         --           --           --         --        470,964

  Mutual funds -
   Fidelity Mutual Funds                     --         --   183,917     105,614      72,272       44,677         --        406,480

 Short-term investments -
  Fidelity Retirement
   Government Money Market                   --         --        --          --          --           --     68,361         68,361

  Victory Financial Reserves
    Fund                                  2,156     24,384    10,539       4,154       2,500        1,890      3,349         48,972
                                    ----------- ---------- --------- ----------- -----------  ----------- ----------  -------------

   Total investments                     51,071    495,348   194,456     109,768      74,772       46,567     71,710      1,043,692

Accrued income                              250         80        32          11           6          237        320            936
                                    ----------- ---------- --------- ----------- -----------  ----------- ----------  -------------
                                         51,321    495,428   194,488     109,779      74,778       46,804     72,030      1,044,628

Accounts payable                            244         --        --          --          --          232        311            787
                                    ----------- ---------- --------- ----------- -----------  ----------- ----------  -------------

Net assets available
  for plan benefits:                   $ 51,077   $495,428  $194,488  $  109,779  $   74,778   $   46,572   $ 71,719   $  1,043,841
                                       ========   ========  ========  ==========  ==========   ==========   ========   ============

See accompanying notes to financial statements.

 DIEBOLD, INCORPORATED RETIREE MEDICAL FUNDING PLAN FOR NEWARK HOURLY EMPLOYEES
     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS (WITH FUND INFORMATION)
                                DECEMBER 31, 1996


                                                               PARTICIPANT DIRECTED
                                       --------------------------------------------------------------------------------
                                       MANAGED     COMPANY   GROWTH      EQUITY                 INVESTMENT   RETIREMENT      TOTAL
                                        INCOME      STOCK   COMPANY       INDEX     BALANCED    GRADE BOND   GOVERNMENT       ALL
                                       PORTFOLIO      FUND     FUND        FUND        FUND         FUND         FUND         FUNDS
                                       ---------  --------- ---------  ---------- -----------   ---------- ----------  ------------

Assets:
 Investments
  Guaranteed Investment Contracts -
    Fidelity Managed Income
    Portfolio                           $ 41,008   $     --  $     --  $      --   $       --   $       --   $     --   $    41,008

  Equities -
   Diebold, Incorporated
    Common Shares                             --    276,462        --         --           --           --         --       276,462

  Mutual funds -
   Fidelity Mutual Funds                      --         --   127,304      72,479      51,832       36,780         --       288,395

 Short-term investments -
  Fidelity Retirement
   Government Money Market                    --         --        --          --          --           --     53,113        53,113

  Victory Financial Reserves
    Fund                                     323     18,425    10,906       5,376       4,063        2,930      4,561        46,584
                                       ---------  --------- ---------  ---------- -----------   ---------- ----------  ------------

   Total investments                      41,331    294,887   138,210      77,855      55,895       39,710     57,674       705,562

Accrued income                               196         57        33          16          12          194        228           736
                                       ---------  --------- ---------  ---------- -----------   ---------- ----------  ------------
                                          41,527    294,944   138,243      77,871      55,907       39,904     57,902       706,298

Accounts payable                             186     16,767     9,800       4,875       3,600        2,825      4,314        42,367
                                       ---------  --------- ---------  ---------- -----------   ---------- ----------  ------------


Net assets available
  for plan benefits:                    $ 41,341   $278,177  $128,443  $   72,996  $   52,307   $   37,079   $ 53,588   $   663,931
                                        ========   ========  ========  ==========  ==========   ==========   ========   ===========


See accompanying notes to financial statements.

 DIEBOLD, INCORPORATED RETIREE MEDICAL FUNDING PLAN FOR NEWARK HOURLY EMPLOYEES
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (WITH FUND INFORMATION)
                                DECEMBER 31, 1997

                                                          PARTICIPANT DIRECTED
                        -------------------------------------------------------------------------------------------
                           MANAGED        COMPANY      GROWTH       EQUITY                INVESTMENT     RETIREMENT      TOTAL
                            INCOME         STOCK       COMPANY      INDEX     BALANCED    GRADE BOND     GOVERNMENT       ALL
                           PORTFOLIO        FUND         FUND        FUND        FUND        FUND           FUND         FUNDS
                         -----------    ----------   ---------- ----------  ----------   -----------     ----------    ----------
Additions:
 Contributions
  Participant            $    11,514   $    84,626   $   43,134  $  19,627    $ 13,647    $    9,767     $  17,611     $  199,926
  Employer                     3,198        24,960       12,858      5,469       4,203         2,931         5,488         59,107
                         -----------    ----------   ---------- ----------  ----------   -----------     ---------     ----------
                              14,712       109,586       55,992     25,096      17,850        12,698        23,099        259,033

 Investment income:
  Registered Investment
   Funds                       2,670           330       17,617      2,325       8,518         2,601         3,221         37,282
  Dividends                       --         4,086           --         --          --            --            --          4,086
  Net appreciation
   in the fair value
   of investments                 --        88,684        8,613     22,899       4,429           956            --        125,581
                         -----------    ----------   ---------- ----------  ----------   -----------     ---------     ----------
                               2,670        93,100       26,230     25,224      12,947         3,557         3,221        166,949
                         -----------    ----------   ---------- ----------  ----------   -----------     ---------     ----------

   Total additions            17,382       202,686       82,222     50,320      30,797        16,255        26,320        425,982

Deductions:
 Withdrawals                  (2,923)      (22,920)      (7,677)    (5,865)     (2,628)       (2,858)       (1,201)       (46,072)

                         -----------    ----------   ---------- ----------  ----------   -----------     ---------     ----------
   Excess of additions        14,459       179,766       74,545     44,455      28,169        13,397        25,119        379,910
   over deductions

Transfers between funds       (4,723)       37,485       (8,500)    (7,672)     (5,698)       (3,904)       (6,988)            --

Net assets available
 for plan benefits:
  Beginning of year           41,341       278,177      128,443     72,996      52,307        37,079        53,588        663,931
                         -----------    ----------   ---------- ----------  ----------   -----------     ---------     ----------


  End of year            $    51,077    $  495,428   $  194,488 $  109,779  $   74,778   $    46,572     $  71,719     $1,043,841
                         ===========    ==========   ========== ==========  ==========   ===========     =========     ==========


See accompanying notes to financial statements.

 DIEBOLD, INCORPORATED RETIREE MEDICAL FUNDING PLAN FOR NEWARK HOURLY EMPLOYEES
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (WITH FUND INFORMATION)
                                DECEMBER 31, 1996

                                                          PARTICIPANT DIRECTED
                         -------------------------------------------------------------------------------------------
                           MANAGED        COMPANY      GROWTH       EQUITY                INVESTMENT      RETIREMENT      TOTAL
                            INCOME          STOCK     COMPANY        INDEX   BALANCED     GRADE BOND     GOVERNMENT        ALL
                           PORTFOLIO         FUND        FUND        FUND        FUND        FUND            FUND         FUNDS
                         -----------    ----------   ---------- ----------  ----------   -----------     ---------      ---------
Additions:
 Contributions
  Participant            $    13,862   $    63,899   $   41,571 $   21,372  $   16,849   $    12,425      $ 19,236      $ 189,214
  Employer                     4,066        18,338       12,158      6,260       4,935         3,567         5,653         54,977
                         -----------    ----------   ---------- ----------  ----------   -----------     ---------      ---------
                              17,928        82,237       53,729     27,632      21,784        15,992        24,889        244,191

 Investment income/(loss):
  Registered Investment
   Funds                       1,842           440        4,877      1,574       1,932         1,806         2,172         14,643
  Dividends                       --         2,285           --         --          --            --            --          2,285
  Net appreciation/
   (depreciation)
   in the fair value
   of investments                 --        94,997        9,003      9,239       2,309          (640)           --        114,908
                         -----------    ----------   ---------- ----------  ----------   -----------     ---------      ---------
                               1,842        97,722       13,880     10,813       4,241         1,166         2,172        131,836
                         -----------    ----------   ---------- ----------  ----------   -----------     ---------      ---------

   Total additions, net       19,770       179,959       67,609     38,445      26,025        17,158        27,061        376,027

Deductions:
 Withdrawals                    (345)       (2,349)      (1,488)      (693)     (1,169)           --        (2,002)        (8,046)

                         -----------    ----------   ---------- ----------  ----------   -----------     ---------      ---------
   Excess of additions        19,425       177,610       66,121     37,752      24,856        17,158        25,059        367,981
   over deductions

Transfers between funds       (2,626)        7,912        1,136      2,151      (3,180)         (863)       (4,530)            --

Net assets available
 for plan benefits:
  Beginning of year           24,542        92,655       61,186     33,093      30,631        20,784        33,059        295,950
                         -----------    ----------   ---------- ----------  ----------   -----------     ---------      ---------

  End of year            $    41,341    $  278,177   $  128,443 $   72,996  $   52,307   $    37,079     $  53,588      $ 663,931
                         ===========    ==========   ========== ==========  ===========  ===========     =========      =========


See accompanying notes to financial statements.

 DIEBOLD, INCORPORATED RETIREE MEDICAL FUNDING PLAN FOR NEWARK HOURLY EMPLOYEES
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996

(1)  Description of the Plan
     -----------------------

     The following brief description of the Diebold, Incorporated Retiree Medical Funding Plan for Newark Hourly Employees (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     (a)  General
          -------

          The Board of Directors of Diebold, Incorporated (the "Employer") established this defined contribution plan effective as of August 16, 1994. The Plan covers all hourly employees of the Employer at the Newark, Ohio facility who are represented by Local 710 of the International Union of Electrical Workers, who have completed ninety days of employment and have attained the age of twenty-one. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     (b)  Contributions
          -------------

          For the years ended December 31, 1997 and 1996, the Plan allowed each participant to contribute from one to three percent (in one percent increments) of pre-tax compensation, but not in excess of the maximum amount permitted by the Internal Revenue Code of 1986.

          In 1997 and 1996, the Employer contributed as a Basic Matching Contribution an amount equal to thirty percent of participant's pre-tax contributions during each payroll period up to three percent of the participant's compensation in such payroll period.

     (c)  Participants' Accounts
          ----------------------

          The Employer, as the Plan administrator for the Plan, established two separate accounts for each participant, a Regular Account and a Retiree Medical Funding Account. All participant contributions are deposited into the Regular Account and all Employer contributions are deposited into the Retiree Medical Funding Account. Each participant may direct that his or her contributions to the Regular Account as well as all Employer contributions to the Retiree Medical Funding Account be invested in the Managed Income Portfolio, the Company Stock Fund, the Growth Company Fund, the Equity Index Portfolio, the Balanced Fund, the Investment Grade Bond Fund, the Retirement Government Money Market Fund, or any combination thereof with the minimum investment in any fund/portfolio of ten percent.

     (d)  Vesting
          -------

          A participant's pre-tax contributions and earnings and the Employer's pre-tax contributions and earnings are immediately vested and nonforfeitable.

     (e)  Distribution of Benefits
          ------------------------

          Upon termination of service with the Employer or affiliate, a participant shall receive his or her total account balance in a lump sum payment if such total account balance does not exceed $3,500. Otherwise, the participant may elect to receive his or her total account balance in a lump sum payment upon termination, defer receipt until retirement date, or make a direct rollover to a qualified plan. A participant entitled to a distribution may elect to receive the portion of his or her lump sum distribution payable from the Company Stock Fund in cash or Employer's stock.

 DIEBOLD, INCORPORATED RETIREE MEDICAL FUNDING PLAN FOR NEWARK HOURLY EMPLOYEES
                          NOTES TO FINANCIAL STATEMENTS
                                   (continued)

         (f)  Withdrawals
              -----------

              A financial hardship provision is available, enabling a participant to withdraw an amount to cover an immediate and heavy financial need.

         (g)  Expenses
              --------

              All costs and expenses incident to the administration of the Plan and the management of the trust fund are paid by the Plan administrator.

   (2)   Summary of Significant Accounting Policies
         ------------------------------------------

         (a)  Basis of Presentation
              ---------------------

              The accompanying financial statements have been prepared on an accrual basis in accordance with generally accepted accounting principles.

         (b)  Investments
              -----------

              The Plan's investments are stated at fair value as of the last business day of the Plan year, except for investments in the Managed Income Portfolio. This fund is represented by purchases of units in the Fidelity Managed Income Portfolio, which invests primarily in guaranteed investment contracts. The fund is fully benefit-responsive, and accordingly, investments in this fund are valued at the underlying contract value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. All purchases and sales transactions are recorded on a trade date basis.

         (c)  Use of Estimates
              ----------------

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

     (3) Federal Income Taxes
         --------------------

         On September 25, 1996, the Plan received a determination letter from the Internal Revenue Service that the Plan qualified under the provisions of Section 401(a) and 401(k) of the Internal Revenue Code and that the trust was exempt from federal income taxes under section 501(c). The Plan administrator believes that the Plan continues to qualify under the provisions of Section 401(a) and 401(k) and that the trust is exempt from federal income taxes.

     (4) Plan Termination
         ----------------

         Although it has not expressed any intent to do so, the Employer reserves the right at any time, by action of its Board of Directors, to terminate the Plan or discontinue contributions thereto.

     (5) Subsequent Events
         ------------------

         Subsequent to the Plan year-end, the value of the Company Stock Fund declined significantly due to a drop in the price of Diebold, Incorporated shares. Shares of Diebold, Incorporated stock are traded on the New York Stock Exchange. From January 1, 1998 through June 15, 1998, the price range of shares varied from a low of $23.63 to a high of $55.31.

                                                                      Schedule 1
                                                                      ----------

 DIEBOLD, INCORPORATED RETIREE MEDICAL FUNDING PLAN FOR NEWARK HOURLY EMPLOYEES
           LINE 27 a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1997
                                 EIN: 34-0183970
                                Plan Number: 014

COLUMN A               COLUMN B                          COLUMN C                                 COLUMN D             COLUMN E
--------               --------                          --------                                 --------             --------
                                                  Description of Investment
                   Identity of Issue,           Including Maturity Date, Rate
                   Borrower, Lessor,            of Interest, Collateral, Par, or                                     Current
                   or Similar Party                       Maturity Value                         Cost                 Value
                   ----------------                       --------------                         ----                 -----

                   Fidelity Investments         Guaranteed Investment Contracts                  $  48,915           $  48,915

     *             Diebold, Incorporated        9,303 Shares Common Stock                          277,135             470,964

                   Fidelity Investments         Growth Company Fund                                161,007             183,917

                   Fidelity Investments         Equity Index Portfolio                              71,450             105,614

                   Fidelity Investments         Balanced Fund                                       64,776              72,272

                   Fidelity Investments         Investment Grade Bond Fund                          43,559              44,677

                   Fidelity Investments         Retirement Government Money Market                  68,361              68,361

     *             Key Trust                    Victory Financial Reserves Fund                     48,972              48,972
                                                                                                ----------          ----------

                                                                                                  $784,175          $1,043,692
                                                                                                  ========          ==========

----------------------
*    Party-in-interest

See accompanying independent auditor's report.

                                                                      Schedule 2
                                                                      ----------


 DIEBOLD, INCORPORATED RETIREE MEDICAL FUNDING PLAN FOR NEWARK HOURLY EMPLOYEES
              Line 27(d) - Schedule of Reportable (5%) Transactions
                          Year ended December 31, 1997
                                 Ein: 34-0183970
                                Plan Number: 014

--------------------------------------------------------------------------------

Series transactions, when aggregated,  involving an amount
----------------------------------------------------------
in excess of 5 percent of the current value of Plan assets:
-----------------------------------------------------------

Column A          Column B               Column C         Column D        Column E   Column F    Column G  Column H     Column I
---------         --------               --------         --------        --------   --------    --------  --------     --------

                                                                                                            Current Value
                                             Dollar Total    Dollar Total               Expense               of Asset on
Identity of                                    Value of        Value of     Lease   Incurred with  Cost of   Transaction  Net Gain
Party Involved      Description of Assets      Purchases        Sales       Rental   Transaction   Asset        Date      or Loss
--------------      ---------------------      ---------        -----       ------   -----------   -----        ----      -------
   Key Trust        Victory Financial
   Company of       Reserves  Fund;
   Ohio, N.A.       407 purchases; 143 sales $ 282,396      $ 280,009       $   --  $        --    $ 562,405 $  562,405    $   --

   Diebold, Inc.    Common Stock;
                    15 purchases; 1 sale       114,856          9,306           --          269      120,538    124,162     3,624

   Fidelity Growth  Mutual Fund ;
   Company Fund     18 purchases; 3 sales       54,780          6,779           --           --       61,559     61,559        --

See accompanying independent auditors' report.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


 DIEBOLD, INCORPORATED RETIREE MEDICAL FUNDING PLAN FOR NEWARK HOURLY EMPLOYEES
--------------------------------------------------------------------------------
                                 (Name of Plan)
                                 --------------


Date:  June 24, 1998                                By:/s/Gerald F. Morris
      ------------------------------------------    ----------------------
                                                    Gerald F. Morris
                                                    Executive Vice President and
                                                    Chief Financial Officer
                                                    (Principal Accounting and
                                                    Financial Officer)

                              DIEBOLD, INCORPORATED

                                    FORM 11-K

                                INDEX TO EXHIBITS

                     EXHIBIT NO.                                                        PAGE NO.
                     -----------                                                        --------

                     23. Consent of Independent Auditors                                      14